Exhibit 99.1

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES ACCEPTANCE BY TSX
OF NORMAL COURSE ISSUER BID

Toronto (May 2, 2022) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") announced today that it has received approval from the Toronto Stock Exchange (the "TSX") of Agnico Eagle's notice of intention to make a normal course issuer bid (the "NCIB").

Under the NCIB, Agnico Eagle may purchase for cancellation, on the open market at its discretion, during the period commencing on May 4, 2022 and ending on the earlier of May 3, 2023 and the completion of purchases under the NCIB, up to the lesser of 5% of the issued and outstanding common shares of Agnico Eagle ("Common Shares") and that number of Common Shares that can be purchased by Agnico Eagle under the NCIB for an aggregate purchase price, excluding commissions, of not more than $500,000,000 subject to the normal terms and limitations of such bids. Based on the closing share price of $55.85 on April 28, 2022, 8,952,551 Common Shares would be purchasable under the NCIB, representing approximately 1.96% of the issued and outstanding Common Shares as of April 28, 2022. As of April 28, 2022, Agnico Eagle had 455,706,160 issued and outstanding Common Shares.

Daily purchases on the TSX under the NCIB will be limited to 341,828 Common Shares, other than purchases made pursuant to the block purchase exception, which represents 25% of the average daily trading volume of 1,367,311 on the TSX for six months ending March 31, 2022. The actual number of Common Shares which may be purchased under the NCIB and the timing of any such purchases will be determined by the management of Agnico Eagle, subject to applicable law and the rules of the TSX. Purchases under the NCIB are expected to be made through the facilities of the TSX, the New York Stock Exchange and alternative trading systems in Canada or the United States, at prevailing market prices. The NCIB will be funded using Agnico Eagle's existing cash resources, and any Common Shares repurchased by Agnico Eagle under the NCIB will be cancelled.

Agnico Eagle believes that the NCIB will provide a flexible tool as part of Agnico Eagle's overall capital allocation program and objectives, while generating value for shareholders. Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Agnico Eagle may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

Agnico Eagle has established an automatic share purchase plan in connection with its NCIB to facilitate the purchase of Common Shares during times when Agnico Eagle would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, Agnico Eagle may, but is not required to, instruct the broker to make purchases under the NCIB based on parameters set by Agnico Eagle in accordance with the share purchase plan, TSX rules and applicable securities laws. The plan has been pre-cleared by the TSX and will be implemented effective May 9, 2022.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at May 2, 2022. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These forward-looking statements can be identified by the use of words such as "believes", "expected", "may", "will" or similar terms. In particular, such forward-looking statements include, but are not limited to, statements relating to Agnico Eagle's intention to commence the NCIB and the timing, methods and quantity of any purchases of Common Shares under the NCIB, the availability of cash for repurchases of Common Shares under the NCIB, compliance with applicable laws and regulations pertaining to the NCIB, Agnico Eagle's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These assumptions include, but are not limited to, the following assumptions made as at the date of this news release: that governments, Agnico Eagle or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect Agnico Eagle's ability to operate its business; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; the availability and sources of capital; operating costs, ongoing utilization and future expansions, the ability to reach required commercial agreements, and the ability to obtain required regulatory approvals; and that there are no material variations in the current tax and regulatory environment.

Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by the forward-looking statements included in this news release. These risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, Agnico Eagle or others to attempt to reduce the spread of COVID-19, may affect Agnico Eagle, whether directly or indirectly; the volatility of prices of gold and other metals; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; mining risks; community protests, including by First Nations groups; governmental and environmental regulation; the behavior of the financial markets, including the volatility of Agnico Eagle's stock price; and certain other risks set out in Agnico Eagle's public disclosure documents. For a more detailed discussion of such risks and other factors that may affect Agnico Eagle's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see Agnico Eagle's Annual Information Form and management's discussion and analysis for the year ended December 31, 2021, each filed on SEDAR at www.sedar.com and included in the Annual Report on Form 40-F for the year ended December 31, 2021, which is filed on EDGAR at www.sec.gov, as well as Agnico Eagle's other filings with the Canadian securities regulators and the US Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on a forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

3